

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Georges Benarroch
President, Chief Executive Officer and
Acting Chief Financial Officer
Kyto Biopharma, Inc.
B1-114 Belmont Street
Toronto, Ontario, Canada M5R 1P8

> **Re: Kyto Biopharma, Inc.**
> **Amendment No. 2 to Form 10-K**
> **Filed November 8, 2011**
> **File No. 000-50390**

Dear Mr. Benarroch:

We have reviewed your filing and your response letter filed November 14, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, we may have additional comments.

Amendment No. 2 to Form 10-K filed November 8, 2011

Plan of Operation, page 11

1. We note your response to our prior comment 1. However, you did not include the changes provided in your response to our prior comment 1 in your Amendment No. 2 to Form 10-K. In addition, you did not provide all the required information in our prior comment 1 in your response. Please amend your Form 10-K to include the disclosure provided in your response letter dated November 9, 2011. Also, please amend your filing to describe the remaining material terms of the licensing agreement with RFSUNY, including but not limited to usage restrictions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place and the duration of the agreement, which you did not include in your last response and amendment. Regarding the duration of the agreement, we note that your last amendment and response state that the duration of the agreement is "active until the expiry of the

patent rights." Since the duration of the agreement is conditioned on the expiration of patent rights, please disclose the duration of the patents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 if you have any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director